SECURITIE
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**01/01/11**___ AND ENDING___**12/31/11**___
                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Northwest Financial Group LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

200 Spring Street, Suite 120
(No. and Street)

Herndon   **VA**   **20170**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Benedict   **703-810-1072**
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Orth, Chakler, Murnane and Company, CPAs
(Name – *if individual, state last, first, middle name*)

12060 SW 129th Court Suite 201   **Miami**   **FL**   **33186-4582**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Kevin D. Fisher__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Northwest Financial Group LLC__ , as of __December 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President/CEO__
Title

_____ # 119670
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Orth, Chakler, Murnane and Company, CPAs

A Professional Association

12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 ● Telephone 305-232-8272 ● Fax 305-232-8388

Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner

Hugh S. Chakler, CPA, CISA, CITP, CFE

John J. Murnane, CPA

James A. Griner, CPA

Lori J. Carmichael, CPA

Daniel C. Moulton, CPA

INDEPENDENT AUDITORS' REPORT

February 16, 2012

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

We have audited the accompanying statement of financial condition of Northwest Financial Group, LLC as of December 31, 2011, and the related statements of income, changes in membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Financial Group, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

ASSETS:

Cash and cash equivalents	$1,601,682
Accounts receivable	87,502
Prepaid and other assets	43,171
Total assets	$1,732,355

LIABILITIES AND MEMBERSHIP CAPITAL

LIABILITIES:

Accounts payable	$54,237
Other accrued liabilities	283,677
Total liabilities	337,914
Commitments and contingent liabilities	—

MEMBERSHIP CAPITAL:

Invested capital	555,000
Retained capital	839,441
Total membership capital	1,394,441
Total liabilities and membership capital	$1,732,355

The accompanying notes are an integral
part of these financial statements.

2

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Financial services	$4,816,664
Interest	5,486
Total revenues	4,822,150
Operating expenses:	
Commission	2,088,211
Salaries	806,137
Payroll and benefits	448,276
Office operations	366,566
Marketing	99,619
Professional services	46,222
Miscellaneous	25,695
Total operating expenses	3,880,726
Net income	$941,424

The accompanying notes are an integral
part of these financial statements.

3

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2011

| | Membership | | Retained | |
	Units	Investment	Capital	Total
Balance, December 31, 2010	1	$555,000	$498,017	$1,053,017
Net income	—	—	941,424	941,424
Capital distribution	—	—	(600,000)	(600,000)
Balance, December 31, 2011	1	$555,000	$839,441	$1,394,441

The accompanying notes are an integral
part of these financial statements.

4

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$941,424
Adjustments:	
Changes in operating assets and liabilities:	
Accounts receivable	36,653
Prepaid and other assets	(16,308)
Accounts payable and other accrued liabilities	27,271
Net cash provided by operating activities	989,040

CASH FLOWS FROM INVESTING ACTIVITIES:

Maturities of certificates of deposit	248,512
Net cash provided by investing activities	248,512

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital distribution	(600,000)
Net cash used in financing activities	(600,000)
Net change in cash and cash equivalents	637,552
Beginning balance of cash and cash equivalents	964,130
Ending balance of cash and cash equivalents	$1,601,682

The accompanying notes are an integral
part of these financial statements.

5

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Northwest Financial Group, LLC (the Company) is a credit union service organization (CUSO) organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of Northwest Financial, LLC (NWF, LLC). Northwest Financial, LLC is a wholly owned subsidiary of Northwest Federal Credit Union (NWFCU).

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(I) (the Customer Protection Rule) and is paid a referral fee for referring customers to LPL Financial Corporation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from credit unions and banks which may, at times, exceed federally insured limits.

ACCOUNTS RECEIVABLE

Accounts receivable are generally commissions that have been earned, but not yet received. These receivables are deemed 100% collectible.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

INCOME TAXES

The Company is an LLC and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity. Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positing taken by the Company, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress.

NOTE 1: (CONTINUED)

SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 16, 2012, the date the financial statements were available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 2: EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN

Participation in the NWF, LLC 401(k) profit sharing plan is available to all Company employees who are 21 years of age. Employee contributions to the plan are subject to certain limits established by the Internal Revenue Service. Participants are always 100% vested in their voluntary contributions. The Company may make a discretionary matching contribution equal to a uniform percentage of an employee's salary deferral and/or a discretionary profit sharing contribution. Company contributions vest at 33% after one year of service, 67% after two years of service and 100% after three years of service. During the year ended December 31, 2011 the Company contributed a matching contribution equal to 4% of employee contributions, however, no profit sharing contribution was made. Total expense for the 401(k) profit sharing plan approximated $70,000 for the year ended December 31, 2011.

DEFERRED COMPENSATION

NWF, LLC has established a deferred compensation plan for certain executives of the Company in accordance with Internal Revenue Service Code Section 409. This non-qualified deferred compensation plan will be payable in accordance with terms of the underlying agreement. The deferred compensation liability as of December 31, 2011 approximated $42,000 and is included in other accrued liabilities.

NOTE 3: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company has transactions with several affiliated entities. NWFCU is the sole owner of the Company's parent company NWF, LLC.

The Company is located in NWF, LLC's facilities. During the year ended December 31, 2011, the Company paid NWF, LLC approximately $121,000 for rent. The Company has entered into a support services agreement with NWFCU to provide human resources support, information technology services, security and certain other services. During the year ended December 31, 2011, the Company paid NWFCU approximately $24,000 for these services. Additionally, many of the Company's clients are referred by NWF, LLC's parent, NWFCU.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of approximately $658,000, which was approximately $636,000 in excess of its required net capital of approximately $23,000. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.

NOTE 5: CONCENTRATIONS

Many of the Company's customers work or reside in Washington, D. C. and the surrounding areas.

★★★★★★

Orth, Chakler, Murnane and Company, CPAs

A Professional Association

12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 ● Telephone 305-232-8272 ● Fax 305-232-8388

Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner

Hugh S. Chakler, CPA, CISA, CITP, CFE

John J. Murnane, CPA

James A. Griner, CPA

Lori J. Carmichael, CPA

Daniel C. Moulton, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 16, 2012

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

We have audited the accompanying financial statements of Northwest Financial Group, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated February 16, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants

OCM&Co

A PROFESSIONAL ASSOCIATION

CPAS

NORTHWEST FINANCIAL GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER
RULE 15c3-1
SCHEDULE I
AS OF DECEMBER 31, 2011

AGGREGATE INDEBTEDNESS:

Compensation payable	$155,330
Annual leave accrual	32,157
Staff bonus accrual	77,410
401(k) payable	13,821
Flexible spending payable	15,869
Other accounts payable and accrued liabilities	43,327
Total aggregate indebtedness	$337,914

NET CAPITAL:

Total member's capital from the statement of financial condition	$1,394,441

Deductions:
Nonallowable assets:

Cash and cash equivalents	654,761
Accounts receivable	38,122
Prepaid assets	40,493
Other assets	2,677
Total non allowable assets	736,053
Net capital	$658,388

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum required net capital	$22,528
Excess net capital at 1500%	$635,859
Excess net capital at 1000%	$624,596
Ratio of aggregate indebtedness to net capital	0.51 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(I) of the Rule.

Orth, Chakler, Murnane and Company, CPAs

A Professional Association
12060 S. W. 129ᵗʰ Court, Suite 201, Miami, Florida 33186-4582 ● Telephone 305-232-8272 ● Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner

Hugh S. Chakler, CPA, CISA, CITP, CFE

John J. Murnane, CPA

James A. Griner, CPA

Lori J. Carmichael, CPA

Daniel C. Moulton, CPA

February 16, 2012

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

In planning and performing our audit of the financial statements of Northwest Financial Group, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner	James A. Griner, CPA
Hugh S. Chakler, CPA, CISA, CITP, CFE	Lori J. Carmichael, CPA
John J. Murnane, CPA	Daniel C. Moulton, CPA

February 16, 2012

To the Board of Managers and Management of
Northwest Financial Group, LLC
Herndon, VA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Northwest Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Northwest Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Northwest Financial Group, LLC's management is responsible for Northwest Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Northwest Financial Group, LLC's statements of income for respective quarter ends, supporting the adjustments, noting no differences.

OCM&Co
A PROFESSIONAL ASSOCIATION
CPAS

To the Board of Managers and Management
of Northwest Financial Group, LLC
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specific parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants